UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer

13 Stripes Brewery LLC

Legal status of issuer
Form

Limited Liability Company

Jurisdiction of Incorporation/Organization

South Carolina

Date of organization

1/21/2014

Physical address of issuer

250 Mill St, Suite PW 3101, Taylors, SC 29687, US

Website of issuer

https://13stripesbrewery.com/

Name of intermediary through which the offering will be conducted

Vicinity LLC

CIK number of intermediary

0001798542

SEC file number of intermediary

7-223

CRD number, if applicable, of intermediary

307772

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

Vicinity receives a 6% commission based on the dollar amount received from US investors in the Offering for all payments received up to $1,235,000.

Vicinity will also receive a 1% transaction fee from all payments from the Company to investors, which will be deducted from the payments to investors.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

2% of the total amount raised in the form of the securities offered to the public on this Offering.

Type of security offered

Preferred Units

Target number of Securities to be offered

44,553

Price (or method for determining price)

The pre-money valuation of the Company is $2,800,000 and the Company has issued 101,010 Units. The price per Unit is equal to the pre-money valuation ($2,800,000) divided by the total 101,010 Units, which is $27.72 per unit. If the Company raises the full $1,235,000 at $27.72 per unit, it will result in a total of 145,563 units outstanding, and a post-money valuation of $4,000,000.

Bonus Units. The Company will provide membership-based bonus allocations as set forth below to eligible investors at the time of their investment. Eligibility will be determined by the Company in its sole discretion. Bonus allocations are awarded in the form of Bonus Units rounded up to the nearest whole unit and do not represent additional capital contributions. If Subscriber is eligible for the Bonus Units in both Sections 1 and 2, Subscriber will only receive the Bonus Units set forth in Section 1. Subscriber must be an active member of the applicable tier group at the time their investment is made to qualify. Bonus Units will be issued on the same terms as purchased Preferred Units, except that the purchase price for Bonus Units will be $0.00 and such Bonus Units will not represent additional capital contributions.

1. **VentureSouth Members**. If the Subscriber is an active member of VentureSouth, a subscription tier of Vicinity Capital, LLC, at the time of his, her or its investment, he, she or it will receive, at no additional cost, Bonus Units equal to ten percent (10%) of the number of Non-Voting Preferred Units purchased by Subscriber pursuant to this Agreement.

2.   **Vicinity Venture Club Members**. If the Subscriber is an active member of Vicinity Venture Club, a subscription tier of Vicinity Capital, LLC, at the time of his, her or its investment, he, she or it will receive, at no additional cost, Bonus Units equal to ten percent (5%) of the number of Non-Voting Preferred Units purchased by Subscriber pursuant to this Agreement.

Investors may not combine or "stack" membership-based bonuses and must be active members of the applicable group at the time their investment is made to qualify. Bonus Units will be issued on the same terms as purchased Class A Units, except that the purchase price for Bonus Units will be deemed to be $0.00 and such Units will not represent additional capital contributions.

Target offering amount

$700,000.00

Oversubscriptions accepted:
■ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
■ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)

$1,235,000

Deadline to reach the target offering amount

03/20/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees 16

SEE Financial Statements Exhibit A

	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$227,048.68	$320,303.17
Cash and Cash Equivalents	$42,741.65	$49,567.79
Accounts Receivable	$11,612.30	$10,984.80
Short-Term Debt	$156,672.18	$115,984.72
Long-Term Debt	$327,451.56	$335,464.34

Revenue/Sales	$1,049,407.84	$1,396,410.29
Costs of Goods Sold	$346,660.62	$464,945.72
Taxes Paid	$15,808.68	$24,716.75
Net Income	$-125,929.17	$25,228.20

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, Ml, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, Rl, SC, SD, TN, TX, UT, VT, VA, WA, WV, Wl, WY, PR, VI

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

OFFERING MEMORANDUM PART OF FORM C
AUGUST 18, 2025
13 STRIPES BREWERY LLC

13 Stripes Brewery LLC

Up to $1,235,000 of Non-Voting Preferred Units

13 Stripe Brewery LLC ("13 Stripes", the "Company," "we," "us," or "our"), is offering up to $1,235,000.00 worth of Non-Voting Preferred Units (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors." The minimum offering is $700,000 (the "Target Amount" or "Minimum Amount").

This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $700,000 by 03/20/2026. Unless the Company raises at least the Target Amount (Minimum Amount) of $700,000 under the Regulation Crowdfunding Offering by 03/20/2026, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions exceeding the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Target Amount prior to 03/20/2026, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that Investors who have committed funds are provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $2,500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time. The Securities will be sold via Regulation Crowdfunding, Section 4(a)(6) of the Securities Act of 1933.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities—The Securities." To purchase the Securities, a prospective investor must complete the purchase process through the Intermediary ("Portal"). Purchasers may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Portal can reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

These statements reflect the management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

THE COMPANY

1.   Name of issuer: 13 Stripes Brewery LLC

ELIGIBILITY

2.   ☐ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

DIRECTORS OF THE COMPANY

Director	Dates of Board Service	Principal Occupation	Employer: Dates of Service	Employer's Principal Business
Jeremy Bailey	5/13/2017 - present	Co-Founder and Head Brewer of the Company	5/13/2017 - present	250 Mill St, Suite PW3101 Taylors, SC 29687
Kenworth Reeves, Jr.	5/13/2017 - present	Self-Employed Entrepreneur	8/1/2022 - present	9105 Warren H Abernathy Hwy, Spartanburg, SC 29301
Aaron Robinson	5/13/2017 - present	Co-Founder and Chief Operating Officer of the Company	5/13/2017 - present	250 Mill St, Suite PW3101 Taylors, SC 29687
Michael Robinson	5/13/2017 - present	Production Staff	8/1/2024- present	Methodical Coffee, 101 N Main Street,

				Greenville, SC 29601

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

- From June 30, 2020 to present, **Jeremy Bailey** has served as Co-Founder and Head Brewer and oversees the brewery's full brewing operations, from recipe development to production and quality control.
- From June 30, 2020 to present, **Aaron Robinson** has served as Co-Founder and Chief Operating Officer and manages day-to-day operational strategy, facility buildout, logistics, construction oversight, and guides the brewery's vision of being a community-focused gathering space.
- From August 1, 2024 to present, **Michael Robinson** has served as Production Staff for Methodical Coffee, where he packages and delivers products for the company. From August 1, 2022 to August 1, 2024, Michael Robinson worked as Head of Brewing at 13 Stripes where he oversaw brewing operations.
- From August 1, 2022 to present, **Kenworth Reeves** has worked as a self-employed entrepreneur.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

See above.

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

OFFICERS OF THE COMPANY

Officer	Dates of Service
Jeremy Bailey, Head of Brewing Operations	5/13/2017 - date
Aaron Robinson, Chief Operating Officer of the Company	5/13/2017 - date

Kenworth Reeves, Jr. provides marketing services to the Company on an outsourced basis.

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

See answer to Question 3.

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

PRINCIPAL SECURITY HOLDERS

Name of Holder	Number and Class of Securities Now Held	Percent of Voting Power Prior to Offering
American IRA, LLC FBO Jason O'Neal IRA	13,334 Units	Economic Interest Owner, No voting power
Brandon Andrews	8,061 Units	Economic Interest Owner, No voting power
Robert Andrews	9,547 Units	Economic Interest Owner, No voting power
Jeremy Bailey	13,334 Units	19.03%
Kenworth Reeves, Jr.	19,933 Units	28.45%
Aaron Robinson	13,334 Units	19.03%
Michael Robinson	23,467 Units	33.49%

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BUSINESS AND ANTICIPATED BUSINESS PLAN

13 Stripes Brewery is more than just a place to enjoy exceptional beer; it's a testament to the spirit of independence and community. The Company's name reflects the original thirteen colonies, symbolizing unity and a shared vision. It draws inspiration from history to create beers that tell a story, fostering a sense of belonging among the patrons.

13 Stripes Brewery is entering an exciting new phase with its upcoming move to Hampton Station, one of Greenville's most vibrant and creative community destinations. Nestled along the Swamp Rabbit Trail, Hampton Station offers the ideal environment to grow its brand—surrounded by fellow craft businesses, artisan shops, and a high-traffic, experience-driven audience. This move is more than just a change of location—it's the launchpad for the Company's next stage of growth.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is an early-stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. The Company's success includes its need to conduct product development, expand sales, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance its brand, expand its product offerings, improve function and benefits, attract, integrate and maintain qualified personnel, and rely upon acceptance and growth in targeted markets.

In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by it for capital needs for their operations are reasonable, but it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with operating a new business.

The Company has limited proof of the business model. Markets for the Company's offering are highly competitive and subject to rapid technological change. The Company may not be able to compete in some or all of these markets. Some competitors may have greater financial, research and development, operational and marketing resources and be able to bring competing products to market. Greater financial, research and development, operational and marketing research and experience may allow the Company's competitors to respond more quickly with new alternative or emerging technologies. The Company's quarterly and annual operating results may fluctuate widely and be negatively affected by efforts to build volume or react to negative competition.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. The Company might need to reduce sales and marketing, technical, or other expenses. Were recurring revenue to decrease further, cuts would be needed and would hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, it may need to raise more capital in the future to continue. Even if the Company has successful offers in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

The Company has minimal operating capital. Even if the Company raises $1.2M in this offering for the foreseeable future, it will be dependent on our ability to finance our operations from the sale of additional equity or other financing alternatives. Startups often depend on raising several rounds of additional capital until they are profitable. There can be no assurance that the Company will able to successfully raise operating capital. The failure to raise operating capital could result in our bankruptcy or other event, which would have a material adverse effect on us and our investors. The Company has no significant assets or financial resources other than described herein so the failure to raise significant operating capital could put your investment dollars at significant risk.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from sales of craft beer. The Company may generate but retain some or all of the earnings for growth and development of the business and accordingly not make distributions to owners of Units. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company is very dependent on its founders. If anything catastrophic were to happen to the Company's founders: Jeremy Bailey, Kenworth Reeves, Aaron Robinson and Michael Robinson, the future of the Company may be compromised. The Company does not currently carry key-person life insurance, however, the Company plans to secure key-person life insurance when deemed financially prudent . Also, the Company's future success may depend on the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third-party contractors this could adversely affect its business, financial condition, and operating results.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or out commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine customer confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brand and reputation.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue from sales. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the owners. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that the portal intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Potential Tax Liabilities for Investors Due to Pass through Status
As a limited liability company, we are treated as a partnership for federal income tax purposes. This means that any taxable income or loss will be allocated to our members, including investors in this offering, whether or not any cash distributions are made. You will receive a Form K-1 from the Company that reflects these allocations. You may be required to pay taxes on your share of our taxable income even if you do not receive any cash distributions from us to pay those taxes. As a result, you may have to use funds from other sources to pay your tax liability.

Risks Related to Relocation and Construction of New Premises
The Company intends to use the proceeds from its offering to relocate its brewery and restaurant operations to a new location. There are significant risks associated with this move that could adversely affect our business, financial condition, and results of operations. There can be no assurance that the new location will be completed on schedule or within the projected budget. Construction projects are subject to various uncertainties, including delays in obtaining necessary permits and approvals, unforeseen site conditions, labor shortages, supply chain disruptions, and increases in the cost of materials and labor. Any such delays or cost overruns could result in increased expenses and a longer period before the new location becomes operational, which could negatively impact our revenue and cash flow.

Furthermore, even if the new location is completed on time and within budget, there is no guarantee that it will be successful. The new site may not attract the anticipated customer base, and we may face challenges in establishing our brand in a new area. Additionally, operational issues related to the transition, such as staff retention, equipment installation, and regulatory compliance, could further impact our ability to operate efficiently and profitably. Investors should be aware that these risks could materially and adversely affect the Company's prospects and the value of their investment.

Risks Related to the Securities

The Company can Repurchase the Units. The Company has the right to repurchase the investors' Non-Voting Preferred Units at a price determined by a contractual formula. The redemption price may not reflect the future value of the redeemed units. If the Company exercises this right, investors will be required to sell their Non-Voting Preferred Units and will lose the opportunity to participate in any future appreciation in value, distributions, or liquidity events that occur after their Non-Voting Preferred Units have been redeemed. This could materially reduce your expected return from an investment in the Company.

The Units will not be freely tradable until one year after the initial purchase date. Although the Units may be tradable under federal securities, law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units. Because the Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are certain methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The holders of the Units may be significantly diluted as a consequence of subsequent financings. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Units will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at this time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing or favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

There is no present market for the Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially newer companies, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company's right of first refusal may limit your ability to transfer your Securities. Under the terms of the Company's operating agreement, if you wish to sell or transfer your Securities, the Company has a right of first refusal to purchase those Securities on the same terms as any proposed sale to a third party. This right of first refusal in favor of the Company may limit the liquidity and marketability of the Non-Voting Preferred Units. This may discourage third parties from making offers or delay the sale process, potentially resulting in a lower price or inability to sell the units at all. As a result, investors may find it more difficult to exit their investment or realize the full value of their units.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect the Company. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE OFFERING

9.   What is the purpose of this offering?
        The purpose of this offering is to raise capital for the issuer in accordance with the rules and regulations associated with Section 4(a)(6) of the Securities Act of 1933. For specific capital uses, see Question 10.

USE OF PROCEEDS

13 Stripes Brewery LLC intends to use the net proceeds of this offering for working capital and general corporate purposes focused on expanding its regional presence and moving to Hampton

Station, developing new beers and enhancing its taproom experience, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described below, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10.   How does the issuer intend to use the proceeds of this offering?

If we raise: $700,000, the Company intends to use the proceeds as follows:

30%   Expand Brewing Capacity – The new space provides the infrastructure and flexibility needed to scale production and improve distribution across the region.

55%   Enhance the Taproom Experience – Our new taproom at Hampton Station will be more accessible, more immersive, and a more powerful brand showcase—offering guests a premium experience in a destination setting.

5%   Develop New Beer Styles – With additional brewing space and equipment, we can experiment with seasonal and specialty releases while preserving the legacy of our traditional-style offerings.

10%   Increase Regional Presence – The visibility and foot traffic at Hampton Station will boost our brand awareness and accelerate our push to become a household name across the Southeast.

_____

If we raise: $1,235,000, the Company intends to use the proceeds as follows:

25%   Expand Brewing Capacity – The new space provides the infrastructure and flexibility needed to scale production and improve distribution across the region.

66%   Enhance the Taproom Experience – Our new taproom at Hampton Station will be more accessible, more immersive, and a more powerful brand showcase—offering guests a premium experience in a destination setting.

4%   Develop New Beer Styles – With additional brewing space and equipment, we can experiment with seasonal and specialty releases while preserving the legacy of our traditional-style offerings.

5%	Increase Regional Presence – The visibility and foot traffic at Hampton Station will boost our brand awareness and accelerate our push to become a household name across the Southeast.

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

No

(b) How will the issuer complete the transaction and deliver securities to the Investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). See the Subscription Agreement for additional details. Portal will notify Investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1.   Investor Commitment. The Investor will submit, through Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Subscription Agreement"), using the Investor's electronic signature.

2.   Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the Portal website. After the offering closes, the Company will countersign the Subscription Agreement. The executed Subscription Agreement will then be sent to the Investor via email, and is also available to download on the "My Investments" screen.

3.   Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Portal.

4.   Progress of the Offering. The Company will email the Investor periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target-offering amount is met.

5.   Closing: Original Deadline. Unless we meet the target-offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Portal Profile.

6.   Early Closings. If the Company meets the target-offering amount prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, the company will notify Investors by email and through the "My Investments" screen.

At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7.   Book Entry. Investments may be in book entry form. This means the Investor may not receive a certificate representing his or her investment.

Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Company will also email the Investor the Subscription Agreement again. The Subscription Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12.   How can an Investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The PORTAL will notify Investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her Investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the Information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her Investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor will receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, Identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Subscription Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the Investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, Investor commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 500 the total number of Investors who will be allowed to invest through the offering that are not "Accredited Investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 500 non-accredited Investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

13.   Describe the terms of the securities being offered.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering and the Securities—"The Securities."

To view a copy of the Subscription Agreement you will subscribe please see Exhibit A. The main terms of the Non-Voting Preferred Units are provided below.

Pursuant to the Company's Amended and Restated Operating Agreement (the "Operating Agreement"), holders of Non-Voting Preferred Units are classified as Economic Interest Owners, not Members. They are entitled to allocations and distributions as described in the Operating Agreement but do not have voting rights on company matters unless required by law or specifically provided in the Operating Agreement. Non-Voting Preferred Unit holders cannot participate in management, vote on company matters, inspect company records, or receive company information beyond their economic rights.

Preferred Return

Each Non-Voting Preferred Unit is entitled to a cumulative, but non-compounding, Preferred Return (the "Preferred Return") of 8% per year on the holder's Unreturned Preferred Capital Contribution (as defined in the Operating Agreement, or in other words, their investment. This is calculated as of December 31 for each year and prorated for partial years.

Distribution Waterfall

The order of distributions is: first, Non-Voting Preferred Units for unpaid Preferred Return. Second, to Non-Voting Preferred Units for return of capital. Third, to Common Units in an amount equal to the aggregate distributions made to Non-Voting Preferred Units. Fourth, to both Non-Voting Preferred and Common Units pro rata.

Redemption

Once all Non-Voting Preferred Unit holders have received their full Preferred Return and return of capital, the company may redeem Non-Voting Preferred Units at a price equal to the greater of (i) the Deemed Fair Market Value per unit, or (ii) two times the aggregate capital contributions for the unit minus aggregate distributions received for that unit (if positive). Deemed Fair Market value of a Non-Voting Preferred Unit means the quotient obtained by dividing (A) the Company's trailing twelve month net revenues for the period ending the month prior to delivery of the applicable Redemption Notice (as defined in the Operating Agreement), by(B) the aggregate number of Units then outstanding at the time of determination (taking into account all Non-Voting Preferred Units to be redeemed as of such particular Redemption Date). If the company is sold within six months of a redemption, former holders may receive an additional payment if the sale would have resulted in a higher distribution than the redemption price.

Take Along Rights

In the event of an approved sale of the company, Non-Voting Preferred Unit holders must participate and sell their units on the same terms as other equity owners, receiving the same form and proportion of consideration as they would in a liquidation.

Liquidity Event

All equity owners, including Non-Voting Preferred Unit holders, must participate in the sale and sell their units on the same terms as other owners. Each owner receives the same form and proportion of consideration as they would in a complete liquidation, based on the distribution waterfall set forth above. If the consideration includes securities and an owner is not an accredited investor, that owner may receive cash of equivalent value instead. Any owner who fails to participate as required may have their units sold on their behalf by the Company's officers, and their rights in the Company cease upon payment.

Termination of the Company:

The Company is dissolved only by expiration of its term or written agreement of the Members. Upon dissolution, the Board liquidates assets, settles liabilities (including to equity owners who are creditors), and establishes reserves for contingencies. Remaining assets are distributed according to the distribution waterfall. No owner is required to restore a deficit capital account, and if assets are insufficient to return all capital, owners have no recourse against each other. After all distributions, the Company files articles of termination and ceases to exist.

Right of First Refusal on Non-Voting Preferred Units

The Company's Amended and Restated Operating Agreement provides that if a holder of Non-Voting Preferred Units wishes to sell their units to an independent third party, the Company (and its designated assignees) has a right of first refusal to purchase those units on the same terms as the third-party offer. The selling holder must first present a bona fide written offer from an unaffiliated third party to the Company, which then has 30 days to decide whether to purchase the units. If the Company (and any assignees) declines, the selling holder may sell the units to the third party on the same terms within a specified period.

The foregoing is a summary only and is qualified by reference to the Operating Agreement filed with the SEC in connection with this Offering.

Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☑ Yes
☐ No Explain:
No Voting Rights

_____

16. How may the terms of the securities being offered be modified?

Any amendment to the Company's Operating Agreement that would affect the rights of Non-Voting Preferred Unit holders in certain key sections (including those governing their rights, distributions, and transferability) requires approval by holders of a majority of the outstanding Non-Voting Preferred Units.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an Accredited Investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> **NOTE: The term "Accredited Investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**
>
> **The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The company has 2 classes of Units authorized, 101,010 Common Units and _____ Non-Voting Preferred Units.

Holders of Common Units may be either Members (as defined in the Operating Agreement, with full rights) or Economic Interest Owners (as defined in the Operating Agreement, with limited rights). The Economic Interest are not entitled to vote, and otherwise are pari passu with the Common Units (including transfer restrictions and redemptions rights in favor of the Company).

The material terms of the Nonvoting Preferred Units are summarized below:

See answer to Question 13.

The foregoing is qualified by reference to the terms of the Common Units, Economic Units and Pref Units set forth in the Operating Agreement attached to this Form C.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an Accredited Investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> **NOTE: The term "Accredited Investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**
>
> **The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, or other outstanding profits interests or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below in Question 20.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company's Limited Liability Company Operating Agreement fully defines the rights of each class of security.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions.

The Investor's interests may conflict with those of other Investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities.

The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns.

Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding profits interests or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Valuation Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company by the Company is $2,800,000.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should **not** be considered to be indicative of the actual value of the securities offered hereby.

Before making an investment decision, you should carefully consider the $2,800,000 evaluated valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the Investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants profits interests over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company.

When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value-The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value-This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach-This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company has authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a holder of non-voting Units in the Company, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the board of directors to manage the Company to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms that are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders and other constituencies as statutorily defined. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has a $60,755.20 commercial loan from Bank of Travelers, entered into between the Company and Bank of Travelers on October 17, 2023 ("BOT Loan"). The BOT Loan carries a fixed interest rate of 7.9% and matures on November 1, 2028. The BOT Loan is governed by a promissory note and security agreement outlining repayment, interest accrual, and additional charges. The BOT Loan is secured by a cargo enclosed trailer.

The Company also has a revolving line of credit from First-Citizens Bank & Trust Company (the "Line of Credit"), which was increased to a maximum of $75,000 as of May 19, 2021, and features a variable interest rate (minimum 5%). As of August 18, 2025, the balance of the Line of Credit is $60,000. It is structured for short-term capital needs with provisions for periodic repayment, default, and collateral requirement.

In July 2023, the Company entered into a loan agreement with a related party for $250,000. This

	Exemption	Security Type	Amount Sold	Use of Proceeds
	N/A	N/A	N/A	N/A

loan has an 8% interest rate and requires monthly payments of $2,706.13 over a 5-year term, concluding with a balloon payment at maturity in July 2028, and is secured by brewery equipment.

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Name:

Amount Invested: 0.00

Transaction type: Issued Round

Issue date:

Relationship:

N/A

FINANCIAL CONDITION OF THE ISSUER

Does the issuer have an operating history? ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Discussion of the Company's Financial Condition and Results of Operations

The Company is a brewery and restaurant group that operates a full-service restaurant in South Carolina. The Company's revenues are primarily derived from food and beverage sales at its restaurants. The Company's operating results are subject to seasonal fluctuations.   The Company expects to see an increase in revenue when it moves to Hampton Station, a high-traffic, ideal environment to grow the brand.

For the fiscal year ended December 31, 2024, the Company generated revenues of $1,049,408, compared to $1,396,410 for the fiscal year ended December 31, 2023, a decrease of approximately 25%. The decrease in revenues was primarily due to damage sustained from Hurricane Helene, which hampered production of beer for distribution and is a key driver in the Company's motivation to change locations.

As of December 31, 2024, the Company had current assets of $58,202 (primarily cash of $46,590 and accounts receivable of $11,612) and current liabilities of $217,018. The Company's cash and cash equivalents decreased from $50,587 at the end of 2023 to $46,590 at the end of 2024. Despite a net loss, the Company generated $10,795 in net cash from operating activities in 2024, primarily due to adjustments such as depreciation and increases in accounts payable and other liabilities. Gross profit also declined, from $931,465 in 2023 to $702,747 in 2024, reflecting both lower sales and a reduction in cost of revenue. Operating expenses remained high at $802,968 in 2024 (compared to $864,632 in 2023), with general and administrative expenses comprising the largest portion. The Company reported a net loss of $(125,930) in 2024, compared to net income of $25,229 in 2023.

The Company is seeking to raise up to $1,235,0000 in this offering. As further described in the Answer to Question 10, the Company intends to use the proceeds to move the Company's retail and restaurant space to a new location in Greenville, South Carolina, and believes the expansion will allow the Company to expand operations and increase revenue.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

SEE EXHIBIT: FINANCIAL STATEMENTS

(4)   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor.

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A)   association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B)   engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C)   engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the

Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(6)   (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than May 1, 2026.

Once posted, the annual report may be found on the Company's website at https://13stripesbrewery.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates

The company intends to provide investors with update on material developments at the company at least two times a year.